

Mail Stop 7010

March 16, 2007

By U.S. Mail and Facsimile

Ms. Maureen T. Mullarkey
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re: Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2006**
> **File No. 001-10684**

Dear Ms. Mullarkey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Management's Discussion and Analysis, page 27

Critical Accounting Estimates, page 29

Intangible Assets, including Goodwill and Prepaid Royalties, page 29

1.   Given the significance of your goodwill and other intangible asset balances, please provide separate detailed descriptions of the valuation methods used to determine if goodwill and other intangible assets are impaired and how you calculated cash flows for your impairment tests, including the assumptions used

to support recoverability. Your discussion should identify your reporting units as defined by SFAS 142 and address whether you have any reporting units with declining fair values and/or fair values close to their carrying value.

Jackpot Liabilities and Expenses, page 30

2.   Please supplementally tell us the reason for the decrease in jackpot expenses from fiscal 2005 to fiscal 2006. Additionally, in future filings, please revise your discussion of gaming operations to quantify and disclose the main reasons for changes in jackpot expenses between periods.

Consolidated Operating Results, page 31

3.   In future filings, please expand your discussion of the consolidated operating results to address the year-to-year changes in gross margin.

Business Segment Results, page 34

4.   You mention that "gross profit and margin improvements in fiscal 2006 are primarily attributable to: lower jackpot expenses related to effective yield management strategies." Please supplementally tell us what is meant by the phrase "effective yield management strategies." In addition, please tell us what is meant by your statement that you "continually focus on strategies to improve yields, including: the size of initial progressive jackpots and related pricing." Ensure that future filings clarify these disclosures.

Liquidity and Capital Resources, page 36

Stock Repurchases, page 38

5.   We note your discussion of your accelerated share repurchase program and your structured share repurchase program. Please tell us supplementally and expand future filings to clarify the following:

- The underlying terms of these two programs.
- The business purpose for entering into these programs.
- Your accounting treatment for each of these programs, the basis for such accounting and how these programs are reflected and disclosed in your financial statements.

Consolidated Cash Flows Statements, page 45

6.   Under the caption, "Fiscal 2006 vs Fiscal 2005", on page 31, you refer to a prior year salvage value and asset obsolescence charge of $26.6 million, after tax. Please clarify where this charge is reflected on your consolidated cash flow statements. Address the need to separately identify this non-cash item in future filings.

Note 13 – Derivatives – Debentures Yield Adjustment, page 63

7.   You state that you have ascribed no value and recorded no derivative asset or liability related to the yield adjustment feature since "in anticipation of a potential adjustment, IGT may exercise its redemption right." Please provide us with a more comprehensive discussion of your accounting. Specifically, clarify why this yield adjustment feature is a term of your debenture if "an investor would be expected to attribute no economic value" to this feature. Clarify for us under what conditions, if any, you might be prevented from exercising your redemption right. Address how this would impact your accounting for this feature.

Note 15 – Contingencies, page 64

Environmental Matters, page 65

8.   You disclose that with respect to CCSC, "we have applied the guidance in Statement of Position 96-1 "Environmental Remediation Liabilities" and determined that a liability has not yet been incurred." Please tell us supplementally and revise future filings to clarify why you have determined a liability has not yet been incurred given that contaminants exist in soil and water samples and the area has been designated by the EPA as a superfund site.

Product Warranties, page 67

9.   In future filings, please provide your product warranty rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45.

Note 16 – Income Taxes, page 67

10.   We note that you have not recognized potential tax benefits as you consider it "unlikely that these benefits will be realized." Please revise future filings to clarify, if true, that you record a valuation allowance when it is *more likely than not* that some or all of the deferred tax assets will not be realized. Refer to paragraph 17(e) of SFAS 109.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief